FinTron Invest, LLC
Balance Sheets
(Unaudited)

	January 31, 2020		January 31, 2019	
ASSETS				
Cash	$	75,105	$	1,511
Prepaid subscription		5,000		1,000
Total current assets		80,105		2,511
Software and Intellectual Property		16,487		11,487
Equipment		10,000		10,000
Total assets	$	106,592	$	23,998
LIABILITIES AND SHAREHOLDERS' DEFICIT				
Accounts Payable	$	9,000	$	-
Total current liabilities		9,000		-
Convertible Note		30,000		-
Total liabilities		39,000		-
Commitments and contingencies		-		-
Members' capital		291,150		72,150
Accumulated deficit		(223,558)		(48,152)
Total shareholders' equity		67,592		23,998
Total liabilities and shareholders' deficit	$	106,592	$	23,998